GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US unless stated otherwise)

GOLDCORP 2014 GOLD PRODUCTION INCREASES 11% AS COSTS DECREASE 6%; FORECAST PRODUCTION GROWTH OF APPROXIMATELY 20% IN 2015

Vancouver, British Columbia, January 12, 2015 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced gold production and preliminary cash costs for 2014 and provided production and cash cost guidance for 2015 and production forecasts for the five-year period through 2019.

Highlights

- Record gold production of 886,000 ounces in the fourth quarter, resulting in 2014 gold production of a record 2.87[1] million ounces.
- All-in sustaining costs[2] total approximately $1,045 per ounce in the fourth quarter of 2014; all-in sustaining costs decreased 6% to approximately $950 per gold ounce for 2014.
- Forecast 2015 gold production to grow approximately 20% to between 3.3 and 3.6 million ounces, in line with previous Company guidance after divestitures of Marigold and Wharf mines.
- Forecast 2015 all-in sustaining costs expected between $875 and $950 per gold ounce.
- Forecast 2015 capital spending expected to decrease to between $1.2 billion and $1.4 billion.
- Commercial production achieved at Cerro Negro on January 1, 2015; Éléonore commercial production expected in the first quarter of 2015.

Goldcorp's year-end financial statements are scheduled to be released on February 19, 2015. The final calculation of capital and operating costs has not yet been completed, but all-in sustaining costs for the fourth quarter and 2014 are expected to be approximately $1,045 and $950 per ounce of gold, respectively. On a by-product[2] basis, for the fourth quarter and 2014, costs are expected to be approximately $600 and $545 per ounce of gold, respectively.

"Goldcorp delivered another year of double-digit gold production growth at significantly lower costs in 2014," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "An excellent year from the flagship Peñasquito mine in Mexico and the achievement of production guidance at most mines in the portfolio nearly offset previously-reported production challenges at Los Filos and El Sauzal mines in Mexico. Despite record fourth quarter gold production, continued weakness at Los Filos and start-up issues at Éléonore left us short of full year production guidance. Most importantly, we achieved Goldcorp's first operational objective as we produced gold with zero fatalities. At the same time, we significantly reduced the number of injuries across our organization.

"Another key accomplishment during 2014 was the achievement of initial gold production at the three new growth projects that comprise the backbone of Goldcorp's growth profile. We were pleased to achieve commercial production at Cerro Negro as at January 1, 2015. At Éléonore we expect to address remaining start-up issues early in the year in order to position the mine for strong, sustained gold production. The seamless integration of the Cochenour project into the operations of Red Lake in this year of transition is also a key priority during 2015. All three projects are well-positioned for long term success, and with their capital investment nearly complete, we enter 2015 with an outstanding portfolio anchored by young, low-cost mines that are positioned to contribute free cash flow this year and beyond.

"At all of our mines and projects, the focus remains on profitable gold production that demonstrates clear returns for shareholders and we have eliminated marginal ounces that do not meet this objective from our mine plans. We accomplished this in 2014 with the completion of a new mine plan at Peñasquito that delivered stronger returns, and the latest example of this is at Red Lake, where remnant production from the declining Campbell operation no longer meets our return requirements and will be phased out in 2015. A disciplined focus on margins results in a better asset portfolio and a financially stronger company.

"World economic factors continue to support our expectation for stable gold prices in 2015. Strong demand for gold from Asia and developing economies around the world will support demand while we believe that global gold production will remain flat at best. Even in the current gold price environment, Goldcorp's strong, investment-grade balance sheet, cost profile and production growth leave us well-positioned for long-term success."

With respect to the Cerro Negro mine in Argentina, the Argentine government continues to support various actions and programs aimed at conserving its foreign exchange reserves, including restrictions on importation of goods and services and limitations on the exchange of

Argentine pesos into US dollars. The financial consequences of these programs as well as the continuing inflationary environment in the country are negatively impacting operations at the Cerro Negro mine. Additionally, the market valuations of future exploration potential have declined. Concurrent with the declaration of commercial production, the Company is conducting an impairment test of its Cerro Negro assets to assess the full effect of these actions in light of ongoing challenging fiscal conditions in Argentina. Preliminary analysis indicates an after-tax asset impairment charge in the range of approximately $2.3 to $2.7 billion[4] in the fourth quarter. The Company expects to complete its final impairment analysis for inclusion in its fourth quarter earnings release.

2015 Guidance

Goldcorp expects to produce between 3.3 and 3.6 million ounces of gold in 2015, in line with previous 2015 guidance (including the divestment of the Marigold and Wharf mines).   Higher gold production will be driven by growing contributions from Cerro Negro and Éléonore and a strong year at Peñasquito. The ramp-ups at Cerro Negro and Éléonore are strongly weighted to the second half of the year while metals grades at Peñasquito are expected to be lowest in the first quarter consistent with the commencement of a new pit phase. As a result, the Company expects relatively low first quarter production followed by steady production growth over the course of 2015 as mining continues deeper into higher-grade portions of the Peñasco pit at Peñasquito.

All-in sustaining costs for 2015 are expected to be between $875 and $950 per ounce, driven by new contributions from two new low-cost mines and continued efforts to enhance productivity and cost efficiencies through the Company's Operating for Excellence program. With 2014 cash flow improvements totaling approximately $278 million, approximately $175 million in additional efficiencies are expected to be realized under the program in 2015.

Forecast silver production for 2015 of between 39 and 41 million ounces (including approximately 24 to 26 million ounces at Peñasquito) would maintain Goldcorp's position as one of the largest silver producers in the world. Zinc production is expected to be between 400 and 415 million pounds and lead production is forecast at between 175 and 185 million pounds. Copper production is forecast between 50 and 55 million pounds. On a gold equivalent basis[3], Company-wide 2015 production is expected to total between 4.4 million ounces and 4.8 million ounces, an increase of over 10% compared to 2014.

Price and cost assumptions used to forecast total cash costs and gold equivalent calculation for 2015 include: $1,200 per ounce for gold; by-product metals prices of $18.00 per ounce silver; $3.00 per pound copper; $1.00 per pound zinc and $0.95 per pound lead. Canadian dollar and Mexican peso budget assumptions are at $1.14 and $14.00 respectively to the US dollar. Mine-by-mine actual 2014 gold production and forecast 2015 gold production ranges are as follows:

Mine	2014 Production	2015 Forecast
Peñasquito	567,800	700,000 – 750,000
Cerro Negro	152,100	425,000 – 475,000
Pueblo Viejo (40.0%)	439,100	420,000 – 460,000
Red Lake (includes Cochenour)	414,400	400,000 – 425,000
Éléonore	18,300	290,000 – 330,000
Porcupine	300,000	300,000 – 320,000
Los Filos	258,700	265,000 – 290,000
Musselwhite	278,300	250,000 – 270,000
Marlin	186,500	160,000 – 175,000
Wharf*	72,100	15,000 – 20,000
Alumbrera (37.5%)	120,000	75,000 – 85,000
El Sauzal	37,700	0
Marigold** (66.67%)	21,800	0
Total	**2,866,800**	**3,300,000 – 3,600,000**

*Wharf production guidance assumes closing of mine sale on March 31, 2015. Goldcorp estimates full-year 2015 gold production guidance at Wharf of between 85,000 and 90,000 ounces at all-in sustaining costs of between $800 and $875 per gold ounce.

**Marigold mine divested on April 4, 2014.

Canada

At Red Lake in Ontario, 2015 gold production is expected to remain near 2014 levels as reduced Campbell production more than offsets new production from Cochenour in a transitional year. Consistent with the Company's continued focus on maximizing cash flow and elimination of marginal ounce production, remnant mining in the Campbell zone is being phased out during 2015, contributing to forecast gold production expected at between 400,000 and 425,000 ounces. Exploration in 2015 will continue to focus on the high-grade HG Young discovery. Rehabilitation of the 14-Level access in the Campbell Complex is expected to enable diamond drilling to take place from underground in the current quarter. Exploration will also continue in the High Grade Zone at depth and on further testing of High Grade Zone deep offsets.   Drilling will accelerate in the deeper portions of the Cochenour deposit and from the haulage drift to test new exploration targets.

At Éléonore in Quebec, production for 2015 is expected to be between 290,000 and 330,000 gold ounces. The Company expects to reach commercial production by the end of the first quarter following the resolution of minor design and operating issues with the tailings filter press system, which have significantly impacted filter cloth life. The ramp-up from 3,500 tonnes per day to the design throughput of 7,000 tonnes per day remains on track for the first half of 2018. The production shaft reached a depth of 1,106 metres at the end of 2014, with the access ramp at over 5,556 metres in length, corresponding to a depth of approximately 865 metres below surface. Exploration drilling during 2015 will focus on expanding reserves in the lower portion of the mine.

At Porcupine in Ontario, 2015 gold production is expected to be between 300,000 and 320,000 gold ounces, driven by increasing production from the Hollinger open pit. Costs at Porcupine in 2015 are expected to be relatively higher as a result of a stripping campaign at Hollinger. The Hoyle Pond Deep project continued to advance, with shaft-sinking expected to be completed during the first quarter of 2015 and hoisting expected to commence by year-end. Exploration during 2015 will focus on Hoyle Pond high-grade targets and expansion of the TVZ zone. At Musselwhite in Ontario, another strong year of gold production is expected in 2015 at between 250,000 and 270,000 ounces. Exploration will continue to focus on defining the potential of the West Limb discovery. An access drift to provide closer drilling platforms for West Limb exploration is continuing with completion expected by the third quarter of 2015.

Mexico

Peñasquito is positioned for a strong year as mining in the higher grade portion of the Peñasco pit takes place following a first quarter characterized by lower production and higher costs as mining commences on a new phase higher in the pit. Production guidance for 2015 is expected to be between 700,000 and 750,000 ounces. On a gold equivalent basis, production is expected to total between approximately 1.5 million to 1.6 million ounces.   Production expectations over the balance of the five-year period assume throughput of 115,000 tonnes per day. The Northern Well Field project remains on track to be completed mid-year which is expected to meet the long-term water requirements for Peñasquito.

www.goldcorp.com

The Pre-Feasibility Studies for the Concentrate Enrichment Process (CEP) and Pyrite Leach Process were essentially complete at the end of 2014 and are undergoing internal review. The preliminary economic results continue to demonstrate the robust economics of these projects and their potential to significantly increase the mine life at Peñasquito. The two projects are being integrated as they enter the feasibility study phase, which is expected to commence by the end of the first quarter and be completed in early 2016.

In 2015, exploration at Peñasquito will continue to focus on defining the high-grade core of the copper-gold, sulphide-rich skarn mineralization located below and adjacent to current Mineral Reserves. Metallurgical test work on the mineralization is underway.   Negotiations are continuing between Minera Peñasquito and authorized representatives of the Cerro Gordo Ejido and the Company remains confident that a mutually beneficial settlement of the land claim will be reached.

At the Camino Rojo project, located approximately 50 kilometres from Peñasquito, the focus of ongoing pre-feasibility study work has shifted to the evaluation of the project as a supplemental ore source to the existing Peñasquito facility, in addition to a small, stand-alone oxide heap leach plant. This approach has the potential to generate the highest rate of return given the significantly lower capital costs versus building a separate processing facility at Camino Rojo.

Due to the positive pre-feasibility study results for the CEP and Pyrite Leach projects, in combination with the revised approach to the development of Camino Rojo, the focus in 2015 will be on the completion of a revised mine plan for Peñasquito that incorporates all three projects over the life of the mine.   The Company believes that this revised mine plan demonstrates strong potential to significantly increase the value of Peñasquito and materially extend its mine life.

At Los Filos in Guerrero, Mexico, 2015 gold production is forecast at between 265,000 and 290,000 ounces. The focus in 2015 will be on the continued management of community and security risks in the region and the completion of a new life-of-mine plan to maximize return on investment.   Construction of the next stage of the heap leach pad remains on track for completion in mid-2015. The exploration program will continue to focus on in-fill drilling and conversion of inferred mineral resources into reserves at El Bermejal North and in the underground operation.

Central and South America

At Cerro Negro in the Santa Cruz province of Argentina, gold production is expected to be between 425,000 and 475,000 ounces in 2015. The Cerro Negro mill has been operating at its design throughput rate of 4,000 tonnes per day and commercial production was declared on January 1, 2015. Commissioning of the high-voltage power line by Transpa has resumed after the holiday break and is expected to be completed by February, 2015, at which time Cerro Negro will be connected to the national grid.

Mining is taking place at the Eureka vein in the upper mine horizon. Production mining will commence from the first high grade stopes at the Mariana Central vein during the first quarter of 2015. Development of the lower mining horizon at Eureka is progressing and ramp development at Mariana Central is on track to access the lower mining horizon in the second quarter of 2015.

At the Pueblo Viejo joint venture in the Dominican Republic, full design throughput capacity is anticipated, leading to expected gold production of between 420,000 and 460,000 ounces in 2015 (on a 40% basis). Work will continue during the year on the enhancement of copper and silver recoveries.

Following the Company's fourth-quarter 2014 decision to withdraw the Environmental Impact Study for the El Morro copper-gold project in Chile, project activities during 2015 will focus on a new development plan for project that meets Goldcorp's investment return criteria. The Company remains committed to continued productive interaction and engagement with the adjacent communities and regional authorities.

Financial Guidance

Approximately $540 million in cash at year-end, a remaining undrawn credit facility of $1.1 billion and forecast free cash flow in 2015 are expected to provide the liquidity to fund the Company's current development plans. Capital expenditures for 2015 are forecast to decrease approximately 40% from 2014, to between $1.2 billion and $1.4 billion. Significant capital expenditures in 2015 include approximately $235 million at Cerro Negro, $215 million at Peñasquito, $115 million at Éléonore and $95 million at Cochenour.

Company-wide exploration expenditures in 2015 are expected to total approximately $170 million, of which approximately one third is expected to be expensed. Goldcorp's primary focus will remain on the replacement of reserves mined throughout the year and on extending existing targets at each of its mines and projects. General and administrative expense is forecast at $185 million which excludes stock option expense estimated at $95 million for the year. The Company expects its overall effective tax rate to be approximately 35% in 2015.

Five-Year Forecast

The start-up of the new mines will make significant contributions to forecast five-year gold production growth. Year-by-year gold production is forecast as follows:

Year	Forecast Gold Production
2015	3.3 to 3.6 million ounces
2016	3.3 to 3.6 million ounces
2017	3.4 to 3.7 million ounces
2018	3.1 to 3.4 million ounces
2019	3.1 to 3.4 million ounces

Forecast average all-in sustaining cash costs are expected to remain low over the five-year period, positioning the Company for continuing improved margins and free cash flow in each year of the five-year forecast.

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

1. Includes production of 21,800 ounces from Marigold mine. The Company's calculation of 2014 gold production increase excludes Marigold production.

2. The Company has included non-GAAP performance measures - total cash cost, by-product and co-product per gold ounce and all-in sustaining cash cost per gold ounce, throughout this document. The Company reports both of these measures on a sales basis.

   Total cash cost per gold ounce and all-in sustaining cash cost per gold in the gold mining industry is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. All-in sustaining cash costs include by-product cash costs, sustaining capital, corporate general & administrative expenses and exploration expense.

   The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs on a by-product basis are calculated by deducting Goldcorp's share of by-product silver, copper, lead and zinc sales revenues from Goldcorp's share of production costs. On a by-product basis, cash costs for 2015 are forecast to be between $500 per ounce and $550 per ounce.

Cost decrease calculation excludes Marigold production.

3. Total cash costs on a co-product basis are calculated by allocating Goldcorp's share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices. On a co-product basis, cash costs for 2015 are forecast to be between $625 per ounce and $675 per ounce. Gold equivalent ounces are calculated using the following assumptions: $1,200 per ounce for gold; by-product metal prices of $18 per ounce silver; $3.00 per pound copper; $1.00 per pound zinc; and $0.95 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

4. This is a preliminary unaudited estimate range and the impairment testing work is ongoing, with respect to various underlying assumptions related to items such as the current market value of exploration, long term inflationary effects, and foreign exchange rates.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com. Although

Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com